Rule 424(b)(3)
                                                   File No. 333-119493


                        McKENZIE BAY INTERNATIONAL, LTD.

                SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 15, 2004

Our shares have been authorized for quotation on the OTC Bulletin Board..

The mailing address of our principal office has been changed to 975 Spaulding Avenue SE, Ada, Michigan 49301

In December 2004 we granted an option for the purchase of 150,000 shares to each of Messrs. Bakeman and Westerholm under our 2001 Employee Incentive Stock Option Plan exercisable at $1.22 and $1.35 per share, respectively. One-third of the option amount of shares became immediately exercisable when the options were granted. An additional one-third may be acquired on or after December 6, 2005 and the remaining shares may be acquired on and after December 6, 2006. Mr. Bakeman's option expires on December 5, 2014 and Mr. Westerholm's option expires on December 5, 2009.

The annual salaries of Messrs. Bakeman and Westerholm have been increased to $200,000 and $225,000, respectively.

We intend to hire Donald C. Harms as our general counsel prior to April 2005 pursuant to a proposed three-year contract under which he will receive an annual base salary of $175,000. The other terms of the contract will be substantially the same as those of the contracts with our three executive officers. Upon Mr. Harms' employment, he will also receive an option for the purchase of 150,000 shares similar to the option granted to Mr. Bakeman as described above. The per share exercise price of Mr. Harms' option will be the market value of our shares on the day that Mr. Harms' employment begins.

Beginning in December 2004, we will compensate each of the independent members of our Board of Directors at the annual rate of $10,000 to accrue and to be paid when the Board of Directors determines that there are sufficient funds.

Michel Garon has become the Project Manger for Dermond Inc. Because Lac Dore Mining Inc. has not begun development, Mr. Garon was not being fully utilized in his role of General Manager. In January 2005, Mr. Garon became the President of Lac Dore Mining Inc. Approximately 57% of Mr. Garon's salary, per his contract with us, will be payable by Dermond Inc., with the remainder payable by Lac Dore Mining Inc. If Lac Dore Mining Inc. begins development, Mr. Garon may return to his former position.

In January 2005, Jonathan Hintz became the Vice President of Operations for WindStor Power Co.

On January 10, 2005, we borrowed $1,000,000 from Cornell Capital Partners and issued our promissory note to Cornell Capital Partners in that amount. At the same time, we placed 1,000,000 shares of common stock in escrow with an escrow agent designated by Cornell Capital Partners and we deposited with the escrow agent 19 requests for advances under the Standby Equity Distribution Agreement, each in the amount of $50,000 and one such advance in the amount of $75,479.45. The escrow agent has agreed to release the requests to Cornell Capital Partners every seven days beginning January 17, 2005. Upon the release of each request, the appropriate number of our shares held in escrow will be issued to Cornell Capital Partners.

The promissory note issued to Cornell Capital Partners bears interest at the annual rate of 12% and is payable on or before June 4, 2005. Proceeds from the sale of the shares issued to Cornell Capital Partners will be utilized in payment of outstanding amounts under the promissory note. In the event that during the life of the promissory note, the proceeds from the sales of the escrowed shares are insufficient to repay all amounts due, we will immediately place in escrow such number of additional shares of our common stock of which the proceeds of the sale of such shares shall be sufficient to repay all amounts due under the promissory note. There is no limit on the number of shares we may be required to issue to Cornell Capital Partners to satisfy our obligation under the promissory note. Any decline in the market price of our shares will increase the number of shares we would otherwise be required to issue to Cornell.

On each of February 14, 2005 and March 14, 2005 we borrowed an additional $1,000,000 from Cornell Capital Partners under the same terms and conditions, except that the weekly advances will begin June 6, 2005 and the promissory notes are payable on or before October 17, 2005 and October 21, 2005, respectively. The share escrow with respect to the loans consists of 2,000,000 shares and 1,000,000 shares, respectively.

On January 10, 2005, we entered into a consulting agreement with Stone Street Advisors, LLC. under which Stone Street will provide advisory services to us with regard to various types of financial arrangements, including, equity line of credit financing, debt financing, other forms of direct investment in us and general corporate matters. The agreement with Stone Street provides that we will pay an amount as agreed upon in the future. We have paid Stone Street an aggregate of $75,000 from the proceeds we have received from Cornell Capital Partners in connection with the three promissory notes. If we engage in any more funding transactions with Cornell Capital Partners outside of the scope of the Standby Equity Distribution Agreement, we anticipate that we will compensate Stone Street at a similar rate. The initial term of the agreement is for a period of one year. Thereafter, unless previously terminated, and neither party has given notice of termination, the agreement will be automatically renewed for successive one year periods. Either party may terminate the agreement without cause by giving written notice of termination to the other party. Stone Street is an affiliate of and is under common control with Cornell Capital Partners.

The percentage amounts in our prospectus relating to the effective discount in connection with purchases of our shares by Cornell Capital Partners do not reflect escrow fees of $500 per purchase, consulting fees payable to Stone Street Advisors, LLC or interest under the promissory notes.

We have received a letter from a regulatory agency of the state of Michigan requesting certain information concerning the offer and cash sale of our shares and promissory notes. We have provided the requested information to the agency. We believe that since December 31, 2002, we have sold an aggregate of 10,000 shares of our common stock to three Michigan investors for approximately $8,300 in violation of the registration provisions of the Michigan Uniform Securities Act. We intend to make an offer to those investors to refund their purchase price with interest at 6% per year from the date of payment. Reference is made to the disclosure under the caption "Risk Factors" in our prospectus relating to offers and sales of our securities.

Subsequent to December 31, 2004, Lac Dore Mining Inc. did not remit scheduled quarterly repayments of approximately $106,000 due under two separate interest free loan agreements with the Government of Canada. These loans are unsecured and are the obligations solely of Lac Dore Mining, Inc. As a result, a default has occurred that would give the lender the right to demand immediate repayment of all amounts due. The lender has not yet demanded repayment nor has it agreed to a revised schedule of payments proposed by us which, if agreed to by the lender, would cure the default.

As reported on our Quarterly Report on Form 10-QSB as filed with the SEC, during the quarterly period ended December 31, 2004, we incurred a net loss of $2,284,322 or ($.08) per share. Our net loss for the quarterly period ended December 31, 2003 was $495,416 or ($.02) per share. The increase in net loss was primarily due to significant increases in research and development, management wages and benefits, professional fees and interest and finance charges. The interest and finance charges were approximately $683,000. On December 31, 2004, our working capital deficit was approximately $3,700,000. See "Additional Information" in our prospectus.

Subsequent to December 31, 2004, the holders of convertible promissory notes issued by us in the aggregate amount of $800,000 converted their notes into 1,066,667 shares of our common stock.

We have entered into agreements with 19 potential users of WindStor systems. The agreements allow for us to conduct wind testing of installation sites for DWTs to determine whether WindStor could be economically viable. We intend to utilize a third party to assistance us in determining whether WindStor can be economically viable at particular sites. Irrespective of the results and price structure, none of the potential users is under any obligation to purchase or lease any products from us.



March 14, 2005